1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 2003

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jin Rong Avenue

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X                         Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                             No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                 .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement of the Resolutions Passed at the 2002 Annual General Meeting, dated June 23, 2003.	4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: June 23, 2003	By:	/s/ ZHOU DEQIANG
Name: Zhou Deqiang
Title: Chairman and CEO

3

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

Announcement of the Resolutions Passed at the

2002 Annual General Meeting

•	The board of Directors of the Company hereby announce the results of the resolutions put forward at the AGM of the Company held on 20 June 2003.

•	The profit distribution proposal and declaration and payment of a final dividend for the year ended 31 December 2002 were approved. The payment date of the cash dividend distributable per share of RMB0.008897 (equivalent to HK$0.00837) (including tax) is expected to be on 10 July 2003.

The Annual General Meeting for the year 2002 (the “AGM”) of China Telecom Corporation Limited (the “Company”) was held at Beijing Nan Yue Yuan Hotel, 186 Zheng Wan Fen, Feng Tai District, Beijing, People’s Republic of China on 20 June 2003. Four shareholders and authorized proxies holding an aggregate of 70,897,210,525 shares, representing 93.76% of the total voting shares of the Company, were present at the AGM. This shareholding proportion was in compliance with the requirements of the Company Law of the People’s Republic of China and the provisions of the Articles of Association of the Company. Holders of 3,310,292,022 H shares of the Company, through HKSCC Nominees Limited, appointed the chairperson of the meeting to attend and vote on their behalf. Holders of 142,000 H shares of the Company appointed the chairperson of the meeting as their proxy to attend and vote on their behalf. The AGM was chaired by Mr. Zhou Deqiang, Chairman of the Board of Directors of the Company. After consideration and voting by the shareholders and authorized proxies, the following resolutions were passed at the AGM as Ordinary Resolutions:

1.	The consolidated financial statements of the Company, the report of the Board of Directors of the Company, the report of the Supervisory Committee and the report of the international auditors for the year ended 31 December 2002 were approved.

70,894,814,325 shares were voted in the affirmative and 406,200 shares were voted in the negative, representing 99.9994% and and 0.0006%, respectively,

of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights.

2.	The profit distribution proposal for the year ended 31 December 2002 was approved along with the following dividend payment proposal: a cash dividend for the year 2002 of RMB0.069089 per share (equivalent to HK$0.065) (including tax), pro-rated based on the number of days the Company’s shares have been listed during the year, resulting in an actual dividend per share of RMB0.008897 (equivalent to HK$0.00837) (including tax). The directors were authorised to proceed with arranging for the payment of the dividend on 10 July 2003.

70,895,628,125 shares were voted in the affirmative and 1,582,400 shares were voted in the negative, representing 99.9978% and 0.0022%, respectively, of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights.

3.	The appointment of Mr. Shi Wanpeng as an independent non-executive director of the Company was approved.

70,866,460,987 shares were voted in the affirmative and 30,749,538 shares were voted in the negative, representing 99.9566% and 0.0434% of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights.

4.	The annual remuneration proposal for the Company’s directors for the year ended 31 December 2003 was approved.

70,434,195,687 shares were voted in the affirmative and 47,652,838 shares were voted in the negative, representing 99.9324% and 0.0676%, respectively, of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights.

5.	The reappointment of KPMG Huazhen as the Company’s domestic auditors and KPMG as the Company’s international auditors for the year ending 31 December 2003 and the authorisation of the Company’s directors to fix the remuneration of KPMG Huazhen and KPMG in relation thereto were approved.

70,876,190,087 shares were voted in the affirmative and 21,020,438 shares were voted in the negative, representing 99.9704% and 0.0296%, respectively, of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights.

After consideration and voting by the shareholders and authorized proxies, the following resolutions were passed at the AGM as Special Resolutions:

6.	The mandate to the directors to issue, allot and deal with additional shares in the Company not exceeding 20% of the existing issued share capital was approved.

70,098,468,187 shares were voted in the affirmative and 798,484,338 shares were voted in the negative, representing 98.8737% and 1.1263%, respectively, of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights.

7.	The amendments to the Articles of Association of the Company to reflect the issued share capital of the Company were approved.

70,850,110,025 shares were voted in the affirmative and 46,842,500 shares were voted in the negative, representing 99.9339% and 0.0661%, respectively, of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights.

8.	The amendments to the Articles of Association of the Company to reflect the authorised clearing house specified by the Securities and Futures Ordinance were approved.

70,895,586,025 shares were voted in the affirmative and 1,366,500 shares were voted in the negative, representing 99.9981% and 0.0019%, respectively, of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights.

By order of the Board

China Telecom Corporation Limited

Li Ping

Company Secretary

Hong Kong, 23 June 2003

Please also refer to the published version of this announcement in the South China Morning Post.